Exhibit 4.4

CERTIFICATION OF DESIGNATION

OF

AMERICAN DOCTORS ONLINE, INC.

Pursuant to Section 151(g) of the

Delaware General Corporation Law

______________________________________

SERIES B CONVERTIBLE REDEEMABLE PREFERRED STOCK

On behalf of American Doctors Online, Inc., a Delaware corporation (the “Corporation”), the undersigned hereby certifies that the following resolution has been duly adopted by the board of directors of the Corporation (the “Board”):

RESOLVED, that, pursuant to the authority granted to and vested in the Board by the provisions of the Certificate of Incorporation of the Corporation, as amended, (the “Certificate of Incorporation”), out of the fifteen million (15,000,000) shares of preferred stock par value $.01 per share (“Preferred Stock”) as authorized by Article Fourth of the Certificate of Incorporation, the Corporation hereby designates Series B Convertible Redeemable Preferred Stock (“Series B Preferred Stock”) consisting of five million (5,000,000) shares, which series shall have the following powers, designations, preferences and relative participating, optional and other special rights, and the following qualifications, limitations and restrictions:

The specific powers, preferences, rights and limitations of the Series B Preferred Stock are as follows:

1. Designation; Rank. This series of Preferred Stock shall be designated and known as “Series B Convertible Redeemable Preferred Stock.” The number of shares constituting the Series B Convertible Redeemable Preferred Stock shall be five million (5,000,000) shares. The Series B Convertible Redeemable Preferred Stock and any accrued and unpaid dividends thereon shall, with respect to rights on liquidation, winding up and dissolution, rank senior to the common stock, par value $0.01 per share (the “Common Stock”) issued and outstanding of the Company and the Series A Preferred Stock (“Series A Preferred Stock”) issued and outstanding.

2. Dividends. The holders of shares of Series B Convertible Redeemable Preferred Stock are entitled to receive an annual dividend at the rate of eight percent (8%) per annum out of funds legally available for such purposes. Payment of the dividend shall be made as declared by the Board of Directors. Unpaid dividend shall accrue but not be cumulative. Such dividend can be paid in cash or in the issuance of additional Series B Preferred Shares.

3. Liquidation Preference.

(a) In the event of any dissolution, liquidation or winding up of the Corporation (a “Liquidation”), whether voluntary or involuntary, the Holders of Series B Preferred Stock shall rank senior in any distribution out of the assets of the Corporation to the holders of the Common Stock and series A Preferred Stock.

(b) A sale of all or substantially all of the Corporation’s assets or an acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, a reorganization, consolidated or merger) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation (a “Change in Control Event”), shall not be deemed to be a Liquidation for purposes of this Designation.

4. Conversion of Series B Convertible Redeemable Preferred Stock. The Holder(s) of Series B Preferred Stock shall have conversion rights as follows:

(a)                Mandatory Conversion. Each share of Series B Convertible Redeemable Preferred Stock shall automatically convert (the “Mandatory Conversion”) and without the payment of additional consideration by the Holder thereof, into shares of Common Stock on the Mandatory Conversion Date (as hereinafter defined) at a conversion rate of seventy-five percent (75%) of the price of the Common Stock sold in any non- affiliated equity transaction (the “Equity Price”).The Mandatory Conversion Date shall be the date that the five (5) day weighted average trading price of the Common Stock exceeds 110% of the Equity Price.

(b)               Holder(s) Conversion Rights. At any time, or upon receipt of a Redemption notice by the Company, the Holder will have twenty (20) days to elect to convert the Series B Preferred Stock into Common Stock at a price per share equal to a twenty-five percent (25%) discount to the Common Stock price per share paid by any non-affiliated investor in a subsequent financing to the Series B Preferred Stock.

(c)                Mechanics of Mandatory and Optional Conversion. To effect the optional conversion of shares of Series B Preferred Stock in accordance with Section 4(b) of this Designation, any Holder of record shall make a written demand for such conversion (for purposes of this Designation, a “Conversion Demand”) upon the Corporation at its principal executive offices setting forth therein (i) the certificate or certificates representing such shares, and (ii) the proposed date of such conversion, which shall be a business day not more than twenty (20) days after the date of such Conversion Demand (for purposes of this Designation, the “Optional Conversion Date”). Within five days of receipt of the Conversion Demand, or the occurrence of the mandatory Conversion Date, the Corporation shall give written notice (for purposes of this Designation, a “Conversion Notice”) to the Holder setting forth therein (i) the address of the place or places at which the certificate or certificates representing any shares not yet tendered are to be converted are to be surrendered; and (ii) whether the certificate or certificates to be surrendered are required to be endorsed for transfer or accompanied by a duly executed stock power or other appropriate instrument of assignment and, if so, the form of such endorsement or power or other instrument of assignment. The Conversion Notice shall be sent by first class mail, postage prepaid, to such Holder at such Holder’s address as may be set forth in the Conversion Demand or, if not set forth therein, as it appears on the records of the stock transfer agent for the Series B Preferred Stock, if any, or, if none, of the Corporation. On or before the Optional Conversion Date, each Holder of the Series B Preferred Stock so to be converted shall surrender the certificate or certificates representing such shares, duly endorsed for transfer or accompanied by a duly executed stock power or other instrument of assignment, if the Conversion Notice so provides, to the Corporation at any place set forth in such notice or, if no such place is so set forth, at the principal executive offices of the Corporation. As soon as practicable after the Optional Conversion Date and the surrender of the certificate or certificates representing such shares, the Corporation shall issue and deliver to such Holder, or its nominee, at such Holder’s address as it appears on the records of the stock transfer agent for the Series B Preferred Stock, if any, or, if none, of the Corporation, a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof.

(d)               No Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series B Preferred Stock. In lieu of any fractional share to which the Holder would be entitled but for the provisions of this Section 4(c) based on the number of shares of Series A Convertible Preferred Stock held by such Holder, the Corporation shall issue a number of shares to such Holder rounded up to the nearest whole number of shares of Common Stock. No cash shall be paid to any Holder of Series B Preferred Stock by the Corporation upon conversion of Series B Preferred Stock by such Holder.

(e)                Reservation of Stock. The Corporation shall at all times when any shares of Series B Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued Common Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all outstanding shares of the Series B Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(f)                Stock Dividends, Splits, Combinations and Reclassifications. If the Corporation shall (i) declare a dividend or other distribution payable in securities, (ii) split its outstanding shares of Common Stock into a larger number, (iii) combine its outstanding shares of Common Stock into a smaller number, or (iv) increase or decrease the number of shares of its capital stock in a reclassification of the Common Stock including any such reclassification in connection with a merger, consolidation or other business combination in which the Corporation is the continuing entity (any such corporate event, an “Event”), then in each instance the Conversion Rate shall be adjusted such that the number of shares issued upon conversion of one share of Series B Preferred Stock will equal the number of shares of Common Stock that would otherwise be issued but for such Event.

(g)                Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Rate pursuant to Section 4 of this Designation, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and cause its principal financial officer to verify such computation and prepare and furnish to each Holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment and setting forth in reasonable detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any Holder of Series B Preferred Stock, furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; (ii) the Conversion Rate in effect at such time for the Series B Preferred Stock; and (iii) the number of shares of Common Stock and the amount, if any, of other property that at such time would be received upon the conversion of the Series B Preferred Stock.

(h)               Issue Taxes. The converting Holder shall pay any and all issue and other non-income taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Series B Preferred Stock.

5. Redemption.

(a) Corporation’s Redemption Option. Upon the second anniversary of the initial Issuance Date, and for 12 months thereafter, the Corporation shall have the right, at the Corporation’s option, to redeem all or a portion of the shares of Series B Preferred Stock, at a price per share (the “Corporation Redemption Price”) equal to 150% of the Original Series B Issue Price (adjusted to cover the repayment of any accrued but unpaid Dividends.

(b) Early Redemption. Upon the first anniversary of the initial Issuance Date, and for 12 months thereafter, the Corporation shall have the right, at the Corporation’s option, to redeem all or a portion of the shares of Series B Preferred Stock, at a price per share equal to 125% of the Original Series B Issue Price (adjusted to cover the repayment of any accrued but unpaid Dividends).

(c) Mechanics of Redemption. If the Corporation elects to redeem any of the Holders’ Series B Preferred Stock then outstanding, it shall do so by delivering written notice thereof via facsimile and overnight courier (“Notice of Redemption at Option of Corporation”) to each Holder, which Notice of Redemption at Option of Corporation shall indicate (A) the number of shares of Series B Preferred Stock that the Corporation is electing to redeem and (B) the Corporation Redemption Price.

(d) Payment of Redemption Price. Upon receipt by any Holder of a Notice of Redemption at Option of Corporation, such Holder shall promptly submit to the Corporation such Holder’s Series B Preferred Stock certificates. Upon receipt of such Holder’s Series B Preferred Stock certificates, the Corporation shall pay the Corporation Redemption Price to such Holder.

6. Voting. The holders of Series B Preferred Stock shall have the right to cast votes for each share of Series B Preferred Stock held of record, on as-converted basis (pursuant to the Conversion terms defined herein) on all matters submitted to a vote of holders of the Corporation’s common stock, including the election of directors, and all other matters as required by law. There is no right to cumulative voting in the election of directors. The holders of Series B Preferred Stock shall vote together with all other classes and series of common stock of the Corporation as a single class on all actions to be taken by the common stock holders of the Corporation except to the extent that voting as a separate class or series is required by law.

IN WITNESS WHEREOF the undersigned has signed this Designation this __ day of February 2014.

AMERICAN DOCTORS ONLINE, Inc.

By:	______________________

Name: Brian Lane Title: CEO